FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 31, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

Corporate Taxpayer’s ID (CNPJ-MF) 01.838.723/0001-27

Publicly-Held Company

MATERIAL FACT

In compliance with the provisions in paragraph 4 of Article 157 of Law 6,404, of December 15, 1976, and item XV of the sole paragraph of Article 2 of CVM Instruction 358 of January 3, 2002, BRF – BRASIL FOODS S.A. (“Company’) hereby discloses the following MATERIAL FACT:

The Board of Directors authorized, pursuant to item 11 of Article 19 of its Bylaws and to CVM Instruction 10, of February 14, 1980 (ICVM 10), the Company's share repurchase program (“Program) to acquire up to four million, sixty-eight thousand, three hundred thirty-six (4,068,336) book-entry common shares, with no par value, corresponding to 0.466% of its capital stock, excluding treasury shares, to be effective for ninety (90) days.

The objective of the Program is to maintain the shares in treasury to eventually meet the needs of the “Stock Option Plan" and of the “Additional Stock Option Plan”, both approved at the Company’s Annual and Extraordinary Shareholders’ Meeting held on March 31, 2010. It shall be incumbent upon the Company’s Board of Executive Officers to determine the dates and number of shares to be effectively acquired, pursuant to the authorized limits and term of the Program.

In compliance with Article 18 of ICVM 10, the number of outstanding shares, as provided for in Article 5 of the Company’s Bylaws, is 612,046,900 book-entry, registered common shares with no par value. Therefore, considering the current number of treasury shares and the program’s limit for repurchase, the shares held in treasury will account for 0.78% of the free float (outstanding shares).

The Program will use the funds from the Profit Reserve, as per the balance sheet for the fiscal year ended December 31, 2010, approved at the Annual and Extraordinary Shareholders’ Meeting held on April 29, 2011, which is currently R$1,022,826 thousand.

The acquisition price shall not be higher than the market value of the shares. The shares will be acquired at the trading sessions of the BM&FBOVESPA, through the intermediary institutions Bradesco S.A. Corretora de Títulos e Valores Mobiliários, headquartered at Av. Paulista, 1450, 7º andar, Bela Vista, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 61.855.045/0001-32 and Itaú Corretora de Valores S.A., at Av. Brigadeiro Faria Lima, 3.400 – 10º andar, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 61.194.353/0001-64.

The Company’s Board of Executive Officers is herein authorized to take all measures deemed necessary to carry out the above resolution.

São Paulo, May 30, 2011.

Leopoldo Viriato Saboya

Chief Financial, Administrative and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 31, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director